SIGMA LITHIUM RESUMES MINING-INDUSTRIAL OPERATIONS; WINS BENCHMARK LEGAL DECISION;
2027 GUIDANCE OF 330,000T

HIGHLIGHTS

•	Federal Court of Appeals upholds Sigma Lithium’s environmental licenses, enabling the full resumption of mining-industrial operations following a benchmark legal decision based on technical merits.
•	Confidence in 330,000 tonnes of annualized lithium oxide concentrate production by year-end 2027 strengthened, with existing mine and processing capacity sufficient to meet guidance.
•	Court recognizes the significant economic importance of Sigma Lithium to the Vale do Jequitinhonha, where the Company supports approximately 19,000 direct and indirect jobs and around 80,000 family members across 12 municipalities.
•	Sigma Lithium continues to drive measurable economic and social development across the Lithium Valley, including substantial GDP growth in the municipalities of Araçuaí and Itinga and initiatives supporting entrepreneurship, water access, food security, drought resilience and education.

Toronto, October 6, 2026 – Sigma Lithium Corporation (NASDAQ: SGML) (ASX: SAU) (TSX-V: SGML) (BVMF: S2GM34) (“Sigma Lithium” or the “Company”), the largest producer of industrial-mineral lithium oxide concentrate in the Americas¹, dedicated to supplying global producers of batteries with sustainable and traceable lithium materials, resumes its mining-industrial operations winning a benchmark legal decision based on technical merits (“Benchmark Legal Decision”) by a Federal Court of Appeals maintaining the validity of its current environmental licenses and enabling a resumption of its mining-industrial operations.

CONVICTION IN 2027 GUIDANCE FOR 330,000 TONNES STRENGTHENED

Sigma Lithium is on track to scale its annualized production of lithium oxide concentrate to 330,000t by year-end 2027. Guidance is supported by:

•	Existing Mine 1 capacity available in the South Pit operations.
•	The Company’s Cleantech Industrial Plant capacity and its recycling and reprocessing circuits.

Sigma Lithium does not need to add additional capacity to meet its 2027 year-end production guidance:

•	The Cleantech Industrial Plant previously demonstrated its capability to produce above 950 tonnes of lithium oxide concentrate per day, which was achieved after its technological upgrade in the fourth quarter of 2024.
o	A technological upgrade during 2024 included the addition of a reprocessing circuit for fines and ultra fines, which was concluded in 1Q of 2025, supporting the incremental lithium oxide concentrate production.
o	The optimum recovery of lithium oxide concentrate achieved: production surpassed 1,000 tonnes in several days.

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BENCHMARK LEGAL DECISION REINSTATES ENVIRONMENTAL LICENSES

The benchmark comprehensive technical decision by Senior Federal Judge Mônica Sifuentes (“Desembargadora”) was favourable to Sigma Lithium, enabling the full resumption of its operations.

It granted the Company an “Emergency Motion for Suspensive Relief” against an “Emergency” ruling by a local federal judge in Teofilo Otoni issued in dissonance with Brazil’s rule of law.

The Desembargadora categorically states in her decision that a prolonged stoppage would generate a significant lasting negative economic impact in the Vale do Jequitinhonha, one of the less economically advantaged regions in the State of Minas Gerais.

•	As a key engine of economic development in the region, Sigma Lithium created 19,000 direct and indirect jobs supporting their approximate 80,000 family members across 12 municipalities in the region - reaching beyond Sigma Lithium’s operations and encompassing its localized supply chain as well as participants of the Company’s comprehensive social transformation programs.

BRAZIL GENERAL ELECTIONS 2026 CONCLUDED IN MINAS GERAIS

General Elections officially concluded in the state of Minas Gerais, where the Company operates. Results bode well for the continued economic development of the lithium industry at Vale do Jequitinhonha:

•	Pro-Lithium Industry new Governor elected in the first round with majority votes.
•	The greater Jequitinhonha Valley region achieved record political representation in the 2026 elections, securing eighteen seats across the state and federal legislatures. Of these representatives, 95% have supported the region’s development agenda.

Brazil’s general elections will have a second round to decide the Presidency on October 25. Minas Gerais is a key swing state for the presidential elections.

•	Following the clear pro-lithium industry results in the state and regional elections, the presidential candidates are expected to follow the message delivered by the voters.
•	Therefore, we believe that headwinds regarding the Company’s activities subside, as they were often initiated by (often) partisan actions of local constituencies and inspectors
•	The Company is aligned with different policies of both presidential candidates, as follows:
o	An engine of economic development for Minas Gerais, industrializing critical minerals.
o	A driver of prosperity and social transformation in a less advantaged region of Brazil.

LOCAL FEDERAL COURT “EMERGENCY RULING” OVERTURNED

On September 8, 2026, a local federal judge in Teofilo Otoni issued an emergency ruling in dissonance with Brazil's democratic rule of law to suspend the Company’s environmental licenses.

•	This local federal ruling violated Sigma Lithium’s constitutional rights to present a legal defence as the Company did not receive any legal communication, until almost one week after local ruling was issued.
o	The ruling issued was by local judge acting on weekend duty, when appeals courts were closed during a holiday weekend.
o	The weekend ruling was allegedly “am emergency”, despite lack of any technical or quantitative evidence to support imminent or urgent measures required to be undertaken by the Company.
•	The ruling was issued in connection with a lawsuit filed by Ngolo, an association that states it acts on behalf of local Quilombola communities, traditional Afro-Brazilian communities whose historical origins are linked to the period of slavery in Brazil (“Quilombolas”):
o	The government official registry did not indicate nor recognize any Quilombola heritage descendent houses withing a radius of 12 km of Sigma Lithium’s Grota do Cirilo Project when its current environmental licences were issued and operations commenced in 2023, a distance that exceeds the 8 km radius established under applicable Brazilian federal regulations for the environmental licensing of mining projects.

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o	The Ngolo lawsuit stems solely from a new self-proclaimed perimeter containing an abnormal territorial measurement that is 30 times larger than the original area requested, thus allocating an anomalously large farm of 1.5 km2 for each family of “newly self-declared” Quilombola heritage descendants.

▪	Sigma Lithium Grota do Cirilo operations are not located within this “new” perimeter.

o	Ngolo has allegedly been charged of defamation and slander by superior federal courts in connection with other lawsuits filed against several infrastructure projects and mining companies, such as the subway and ring-road highway of Belo Horizonte.

ANM LOCAL INSPECTION AND MISINTERPRETED NOTIFICATION

•	The Company vehemently denies the inaccurate recent media reports alleging that a “notification for mitigation works” (“Ongoing Mitigation”) regarding the geotechnics of the North Pit, as a motive for stoppage of all current mining activities.
o	The Company does not operate the North Pit.
•	Sigma Lithium also states as categorically incorrect media reports speculating about the status of the safety of its operations.
o	the Company holds one of the world’s top safety records with over 1,100 days without accidents with lost time.
•	The misleading and inaccurate claims of the media reports have been published by online outlets in Brazil with a business model that includes accepting sponsored content.
o	These were subsequently reposted globally by mainstream newswires with a history of consistently spreading disinformation by not engaging in thorough fact checking.

SIGMA LITHIUM IS THE ECONOMIC ENGINE OF VALE DO JEQUITINHONHA

Sigma Lithium’s investments in social inclusion programs reflect its long-term commitment to the Jequitinhonha Valley (“Lithium Valley”) and its measurable contribution to shared and lasting local prosperity in one of the less economically advantaged regions of the country.

•	The GDP of the cities where Sigma Lithium operates, Araçuaí and Itinga, increased by 108% and 91%, with a recovery started prior to the Company starting full operations between 2021 and 2023.
•	Araçuaí’s GDP per capita grew by 123% and Itinga's by 110%, during the same period.
o	Araçuaí had the highest GDP per capita in the region, surpassing even larger municipalities, such as Teófilo Otoni, which has a population four times larger.
•	The economic growth is demonstrated by 9,410 new companies opening between January 2023 and March 2026 across the 17 priority municipalities in the Lithium Valley.

SIGMA LITHIUM GENERATED SHARED PROSPERITY AT VALE DO JEQUITINONHA

The sheer scale of Sigma Lithium social initiatives reflects their transformative effect at vale do Jequitinhonha, initiated prior to the Company commencing to operate.

The Company has supported voluntary programs for economic inclusion, water, food security, education, and drought resilience even prior to generating revenues:

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•	Dona de Mim: More than 2,000 women have become entrepreneurs, benefiting from Sigma’s microcredit opportunities, supporting approximately 10,000 family members.
•	Zero Drought: 1,400 rainwater-based irrigation (“Barraginhas”) were built to create climate/drought season resilience for approximately 5,600 small-scale subsistence farmers.
o	supporting approximately 22,400 rural family members.
•	Water for All: Enabled access to drinking water for 100% of Sigma Lithium’s neighboring communities.
•	Education that Transforms: Sigma Lithium renovated and contributed to building local schools, sports facilities and childcare center, including a state-of-the-art STEM school SESI:
o	Supporting educational and extracurricular programs for approximately 776 children, expanding opportunities for their future and approximately 1,500 parents.

ABOUT SIGMA LITHIUM

Sigma Lithium Corporation (NASDAQ: SGML) (ASX: SAU) (TSX-V: SGML) (BVMF: S2GM34) (“Sigma Lithium” or “the Company”), is the largest industrial-mineral producer of lithium oxide concentrate in the Americas¹ and dedicated to industrializing socially and environmentally sustainable lithium materials to supply global producers of batteries for energy security. The Company runs one of the world’s largest lithium production sites—the fifth largest industrial-mineral complex for lithium oxide concentrate—at its Grota do Cirilo operation in Brazil. Sigma Lithium currently has a nameplate capacity to industrialize 330,000 tonnes of lithium oxide concentrate on an annualized basis at its mine and state-of-the-art Cleantech Industrial Plant.

Sigma Lithium is at the forefront of environmental and social sustainability in the electric battery materials supply chain: Its Cleantech Industrial Plant combines the reuse of a near 100% of water, zero use of toxic chemicals, zero tailings mud dams and the use of 100% renewable electricity. For more than three years Sigma Lithium has not experienced an accident with lost time.

The Company plans to resume in 2027 a Phase 2 expansion designed to close to double annual production capacity to 580,000 tonnes and plans a Phase 3 expansion to increase this further to 830,000 tonnes. For more information about Sigma Lithium, visit our website

(1)	USGS.

FOR INFORMATION, PLEASE CONTACT

Anna Hartley, Vice President of Global Banking and Investor Relations

anna.hartley@sigmalithium.com.br

+44 7866 458 093

Mariana Bengtson, Investor Relations Manager

mariana.bengtson@sigmalithium.com.br

+55 11 9 2144 2750

Jessica Fertig, Investor Relations Advisor and International Media Contact

jessica@taumedia.com.au

+61 408 855 855

Brazil Media Contact

Media@sigmalithium.com.br

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ASX STATEMENT

This announcement has been authorized for release by Sigma Lithium's CEO.

FORWARD-LOOKING STATEMENTS

This news release includes certain “forward-looking information” under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Grota do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations, or developments that the Company believes, expects, or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labor or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedarplus.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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